 December 6, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:

Re:	Femasys Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-275823

Dear Ms. Ansart,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Femasys Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 8, 2023, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Dechert LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Dechert LLP, Attention: Anna Tomczyk, by facsimile to (212) 698-3599.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Dechert LLP, by calling Anna Tomczyk at (212) 641-5626.

If you have any questions regarding this request, please contact Anna Tomczyk of Dechert LLP at (212) 641-5626.

Sincerely,

FEMASYS INC.

/s/ Kathy Lee-Sepsick
Kathy Lee-Sepsick
President and Chief Executive Officer

cc:	David S. Rosenthal, Dechert LLP
Anna Tomczyk, Dechert LLP
Dov Elefant, Femasys Inc.